November 16, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Big Rock Partners Acquisition Corp.
Registration Statement on Form S-1
File No.
333-220947

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Big Rock Partners Acquisition Corp. (the “Company”) hereby requests that its Registration Statement on Form S-1, as amended (File No. 333-220947) filed with the Securities and Exchange Commission (the “Commission”) be declared effective by the Commission on or before Noon Eastern Time, Monday, November 20, 2017, or as soon thereafter as practical.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement is declared effective, please orally confirm that event with our counsel, Akerman LLP by calling Christina Russo at (305) 982-5531.

Very truly yours,

BIG ROCK PARTNERS ACQUISITION CORP.

By:/s/ Richard Ackerman
Name: Richard Ackerman
Title: Chief Executive Officer